

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Chris Ehrlich
Chief Executive Officer
Locust Walk Acquisition Corp.
200 Clarendon Street, 51st Floor
Boston, MA 02116

Re: Locust Walk Acquisition Corp.
Amendment No. 1 to Form S-4
Exhibit Nos. 10.13, 10.14 and 10.23
Filed July 19, 2021
File No. 333-257091

Dear Mr. Ehrlich:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance